Exhibit 99.1

Renren Announces Appointment of New Auditor

BEIJING, China—November 5, 2019—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several U.S.-based SaaS businesses, today announced the appointment of KPMG Huazhen LLP (“KPMG”) as its independent registered public accounting firm, effective November 5, 2019.

The appointment of KPMG was made after a careful and thorough evaluation process and has been approved by Renren’s audit committee.

KPMG will replace Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as Renren’s independent registered public accounting firm. The consolidated financial statements of Renren and its subsidiaries as of and for the years ended December 31, 2016, 2017 and 2018 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. Renren’s decision to change its auditor was not the result of any disagreement between Renren and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Renren’s subsidiary Kaixin Auto Holdings has also appointed KPMG as its independent registered public accounting firm, also effective November 5, 2019.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several US-based SaaS business. Renren’s American depositary shares, each of which currently represents fifteen Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F, the 6-K referred to above and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com